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EXHIBIT 21.1

Saba Software, Inc.
Subsidiaries as of May 31, 2001

Company Name	Jurisdiction of Incorporation
Saba Software (Australia) Pty. Ltd.	Australia
Saba Software (Bermuda) Ltd.	Bermuda
Saba Software (Canada) Inc.	Canada
Human Performance Technologies, Inc.	Delaware
Saba Software SARL	France
Saba Software GmbH	Germany
Saba Software India Private Limited	India
Saba Software (UK) Limited	United Kingdom

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  EXHIBIT 21.1